SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2015

TAT TECHNOLOGIES LTD.
(Name of Registrant)

      P.O.BOX 80, Gedera 70750 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release dated May 28, 2015 re TAT Technologies Ltd. Reports First Quarter 2015 Results.

ITEM 1

Press Release	Source: TAT Technologies Limited

TAT Technologies ReportsFirst Quarter 2015 Results

GEDERA, Israel, Thursday , May 28, 2015 - TAT Technologies Ltd. (NASDAQ: TATT - News) (“the Company”), a leading provider of services and products to the commercial and military aerospace and ground defense industries, reported today its results for the three month period ended March 31, 2015.

Mr. Itsik Maaravi, TAT’s President & CEO commented, “The results of the first quarter of 2015 reflect an improvement in revenues and gross profit of approximately 11% and 13% respectively compared to the first quarter of 2014.

We continue to focus on our core capabilities, establishing relations with key players in relevant markets and investing in the development of new products. We plan to continue and increase our marketing and sales efforts. In addition, we are continuing to preserve a strong balance sheet with limited liabilities, strong working capital and sufficient financial assets to support the future growth of our operations, including seeking potential candidates for acquisition”.

Financial Highlights for the First quarter of 2015:

•	Total Revenue: $20.5 million compared to $18.4 million for the first quarter of 2014, an increase of 11%.

•	Operating income: $1.1 million compared to $0.4 million for the first quarter of 2014, an increase of 175%.

•
Sale of equity interest in an affiliated company: The sale of 23.18% of FAvS' common stock for an aggregate amount of $3.6 million contributed approximately  $1.5 million of capital gains during the first quarter of 2015of which approximately $0.3 million are attributed to a revaluation of our remaining holdings in FAvS.

•	Net income: $2 million compared to $0.4 million for the first quarter of 2014.

•	Earnings per share: $0.22 per share compared to $0.05 per share in the first quarter of 2014.

•	Cash and cash equivalents and short-term bank deposits: $30.5 million compared to $28 million as of December 31, 2014.

About TAT Technologies LTD

TAT Technologies Ltd. is a leading provider of services and products to the commercial and military aerospace and ground defense industries. TAT operates under three segments:  (i) Original Equipment Manufacturing or “OEM” of Heat Management Solutions (ii) Heat Transfer Services and Products and (iii) Maintenance, Repair and Overhaul or “MRO” services of Aviation Components.

TAT’s activities in the area of OEM of Heat Management Solutions primarily include the design, development, manufacture and sale of (i) a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; (ii) environmental control and cooling systems on board aircraft and for ground applications; and (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines.

TAT’s activities in the area of Heat Transfer Services and Products include the maintenance, repair and overhaul of heat transfer equipment and in a lesser extent, the manufacturing of certain heat transfer products. TAT’s Limco subsidiary operates FAA certified repair station, which provides heat transfer MRO services and products for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s activities in the area of MRO services for Aviation Components include the maintenance, repair and overhaul of APUs, Landing Gear and other aircraft components. TAT’s Piedmont subsidiary operates an FAA certified repair station, which provides aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

For more information of TAT Technologies, please visit our web-site:  www.tat-technologies.com

Tiko Gadot – CFO
TAT Technologies Ltd.
Tel: 972-8-862-8500
TikoG@tat-technologies.com

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements which include, without limitation, statements regarding possible or assumed future operation results. These statements are hereby identified as "forward-looking statements" for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our results to differ materially from management's current expectations. Actual results and performance can also be influenced by other risks that we face in running our operations including, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, the change of control that will occur on the sale by the receiver of the Company’s shares held by our previously controlling stockholders, and other risks detailed from time to time in the company's filings with the Securities Exchange Commission, including, its annual report on form 20-F and its periodic reports on form 6-K. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited, in thousands, except share data)

	March 31,	December 31,
	2015	2014
	(unaudited)	(audited)
ASSETS
Current Assets:
Cash and cash equivalents	$25,361	$22,894
Short-term bank deposits	5,089	5,089
Accounts receivable-trade (net of allowance for doubtful accounts of $123 as of March 31, 2015 and December 31, 2014)	16,359	15,657
Other accounts receivable and prepaid expenses	3,935	4,298
Inventories, net	36,454	35,404

Total current assets	87,198	83,342

Long-term assets:
Investment in an affiliated company	-	2,556
Investment in equity	423	-
Funds in respect of employee rights upon retirement	2,496	2,496
Long-term deferred tax	1,355	1,550
Property, plant and equipment, net	11,772	11,524

Total Long-term assets	16,046	18,126

Total assets	$103,244	$101,468

LIABILITIES AND EQUITY

Current Liabilities:
Accounts payables trade	4,120	5,886
Other accounts payable and accrued expenses	7,289	5,651

Total current liabilities	11,409	11,537

Long-term liabilities:
Other accounts payable	27	34
Liability in respect of employee rights upon retirement	2,624	2,655
Long-term deferred tax liability	1,744	1,774

Total long-term liabilities	4,395	4,463

Total liabilities	15,804	16,000

EQUITY:
Share capital	2,793	2,793
Additional paid-in capital	64,506	64,491
Treasury stock at cost	(2,088)	(2,088)
Retained earnings	22,229	20,272
Total equity	87,440	85,468

Total liabilities and equity	$103,244	$101,468

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited, in thousands, except share data)

	Three months ended		Year ended
	March 31,		December 31,
	2015	2014	2014

Revenues:
Products	$6,979	$8,098	$31,363
Services	13,507	10,319	49,363
	20,486	18,417	80,726

Cost and operating expenses:
Products	5,480	5,995	23,340
Services	10,893	8,794	40,286
	16,373	14,789	63,626
Gross Profit	4,113	3,628	17,100

Operating expenses:
Research and development, net	138	255	1,070
Selling and marketing	725	750	3,203
General and administrative	2,167	2,276	9,019
Other loss (income)	1	(7)	(11)
	3,031	3,274	13,281
Operating income	1,082	354	3,819

Financial income (expenses), net	(185)	11	(1,294)

Income before taxes on income	897	365	2,525

Taxes on income	431	97	1,360

Net income after taxes on income	466	268	1,165
Share in results and sale of equity investment of affiliated company	1,491	142	267

Net income	$1,957	$410	$1,432

Basic and diluted income per share

Net income per share	$0.22	$0.05	$0.16

Weighted average number of shares outstanding
Basic	8,808,344	8,805,236	8,805,495
Diluted	8,808,344	8,827,702	8,826,542

TAT TECHNOLOGIES AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited, in thousands)

	Three months ended March 31,		Year ended December 31,
	2015	2014	2014

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,957	$410	$1,432

Adjustments to reconcile net income to net cash provided by (used in) operating activities:	(586)	420	2,465

Changes in operating assets and liabilities	(1,629)	446	(5,355)

Net cash provided by (used in) operating activities	(258)	1,276	(1,458)

Cash flows provided by investing activities	2,725	4,094	4,624

Cash flows used in financing activities	-	(26)	(2,909)

Net increase in cash and cash equivalents	2,467	5,344	257

Cash and cash equivalents at beginning of period	22,894	19,814	22,637

Cash and cash equivalents at end of period	25,361	25,158	22,894

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD.
(Registrant)

By:	/s/ Tiko Gadot
Tiko Gadot
Chief Financial Officer

Date: May 28, 2015